UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

BakBone Software Incorporated

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

057101107

(CUSIP Number)

Alan E. Salzman
VantagePoint Venture Partners
1001 Bayhill Drive, Suite 300
San Bruno, CA  94066
(650) 866-3100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 22, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.       ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 057101107
1.	Names of Reporting Persons.
VantagePoint Venture Partners IV (Q), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Delaware
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
16,294,242 (*)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
16,294,242 (*)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
16,294,242 (*)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
17.3%
14.	Type of Reporting Person (See Instructions)
PN

(*) Includes (a) 42 shares of the Issuer's Common Stock and (b) 16,294,200 shares of the Issuer's Series A Convertible Preferred Stock, convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into one share of the Issuer's Common Stock.

CUSIP No. 057101107
1.	Names of Reporting Persons.
VantagePoint Venture Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Delaware
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
1,633,237 (*)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
1,633,237 (*)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,633,237 (*)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
2.1%
14.	Type of Reporting Person (See Instructions)
PN

(*) Includes (a) 37 shares of the Issuer's Common Stock and (b) 1,633,200 shares of the Issuer's Series A Convertible Preferred Stock, convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into one share of the Issuer's Common Stock.

CUSIP No. 057101107
1.	Names of Reporting Persons.
VantagePoint Venture Partners IV Principals Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Delaware
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
72,600 (*)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
72,600 (*)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
72,600 (*)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
0.1%
14.	Type of Reporting Person (See Instructions)
PN

(*) Includes 72,600 shares of the Issuer's Series A Convertible Preferred Stock, convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into one share of the Issuer's Common Stock.

CUSIP No. 057101107
1.	Names of Reporting Persons.
VantagePoint Venture Associates IV, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Delaware
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
18,000,079 (*)(**)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
18,000,079 (*)(**)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
18,000,079 (*)(**)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
18.8%
14.	Type of Reporting Person (See Instructions)
OO

(*) Pursuant to Rule 13d-4 of the Act, the Reporting Person disclaims beneficial ownership of the securities reflected herein except to the extent of its pecuniary interest therein and declares that this Schedule 13D shall not be construed as an admission that such party is the beneficial owner of any securities covered hereby.

(**) Includes (a) 79 shares of the Issuer’s Common Stock and (b) 18,000,000 shares of the Issuer’s Series A Preferred Stock, convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into one share of the Issuer’s Common Stock.

CUSIP No. 057101107
1.	Names of Reporting Persons.
James D. Marver
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
United States
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
18,000,079 (*)(**)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
18,000,079 (*)(**)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
18,000,079 (*)(**)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
18.8%
14.	Type of Reporting Person (See Instructions)
IN

(*) Pursuant to Rule 13d-4 of the Act, the Reporting Person disclaims beneficial ownership of the securities reflected herein except to the extent of his pecuniary interest therein and declares that this Schedule 13D shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

(**) Includes (a) 79 shares of the Issuer’s Common Stock and (b) 18,000,000 shares of the Issuer’s Series A Preferred Stock, convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into one share of the Issuer’s Common Stock.

CUSIP No. 057101107
1.	Names of Reporting Persons.
Alan E. Salzman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Canada
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
18,000,079 (*)(**)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
18,000,079 (*)(**)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
18,000,079 (*)(**)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
18.8%
14.	Type of Reporting Person (See Instructions)
IN

(*) Pursuant to Rule 13d-4 of the Act, the Reporting Person disclaims beneficial ownership of the securities reflected herein except to the extent of his pecuniary interest therein and declares that this Schedule 13D shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

(**) Includes (a) 79 shares of the Issuer’s Common Stock and (b) 18,000,000 shares of the Issuer’s Series A Preferred Stock, convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into one share of the Issuer’s Common Stock.

Item 1.     Security and Issuer

This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends and supplements the statement on Schedule 13D originally filed on June 9, 2009, as amended by Amendment No. 1 thereto filed on July 27, 2009 (the "Original Schedule 13D" and as amended and supplemented by Amendment No. 2, the "Schedule 13D")), on behalf of (1) VantagePoint Venture Partners IV (Q), L.P., a Delaware limited partnership ("VPVP IV Q"), (2) VantagePoint Venture Partners IV, L.P., a Delaware limited partnership ("VPVP IV"), (3) VantagePoint Venture Partners IV Principals Fund, L.P., a Delaware limited partnership  ("VPVP Principals IV" and together with VPVP IV Q and VPVP IV, the "VantagePoint Funds"), (4) VantagePoint Venture Associates IV, L.L.C., a Delaware limited liability company (together with the VantagePoint Funds, the "VantagePoint Entities"), (5) James D. Marver, and (6) Alan E. Salzman (Messrs. Marver and Salzman, together with the VantagePoint Entities, the "Reporting Persons") relating to the common stock, no par value (the "Common Stock"), including shares of Common Stock issuable upon conversion of the Series A Preferred Stock, no par value (the "Series A Preferred Stock"), of BakBone Software Incorporated, a corporation incorporated under the laws of the Province of Alberta, Canada (the "Issuer"), with its principal executive office at 9540 Towne Center Drive, Suite 100, San Diego, CA 92121.

Item 4.     Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

           On September 22, 2009, the VantagePoint Funds and the Issuer entered into a voting agreement (the “Voting Agreement”), pursuant to which, among other things, (a) the Issuer’s board of directors will elect the nominee of the VantagePoint Funds (the “VantagePoint Nominee)” as director of the Issuer’s board of directors to hold office until the next annual meeting of shareholders of the Issuer and (b) concurrently with the election of the VantagePoint Nominee, the VantagePoint Funds will consent to an increase in the size of the board of directors of the Issuer to nine members.

           The Voting Agreement further requires that the Issuer hold the annual general meeting of shareholders following the conclusion of the 2010 fiscal year and in any event not later than September 30, 2010 (the “2010 Annual Meeting”), and at such meeting, propose an amendment to the articles of continuance of the Issuer (the “Amendment to the Articles”), pursuant to which (a) the holders of Series A Preferred Stock would have the right to elect three directors if the outstanding shares of Series A Preferred Stock represent at least 11.36% of the voting rights attached to all outstanding shares of Common Stock and Series A Preferred Stock of the Issuer, (b) the holders of Series A Preferred Stock would have the right to elect two directors if the outstanding shares of Series A Preferred Stock represents less than 11.36% but at least 8.86% of the voting rights attached to all outstanding shares of Common Stock and Series A Preferred Stock of the Issuer, (c) the holders of Series A Preferred Stock would have the right to elect one director if the outstanding shares of Series A Preferred Stock represent less than 8.86% but at least 6.36% of the voting rights attached to all outstanding shares of Common Stock and Series A Preferred Stock of the Issuer, (d) the holders of Series A Preferred Stock would not be entitled to any preferential rights in electing the directors if the outstanding shares of Series A Preferred Stock represent less than 6.36% of the voting rights attached to all outstanding shares of Common Stock and Series A Preferred Stock of the Issuer, and (e) the consent of the Series A Preferred Stock would be required in order to increase the authorized number of members of the Issuer’s board of directors from nine. The Voting Agreement also requires that the Issuer and its board of directors recommend, use commercially reasonable efforts to solicit proxies from shareholders for, and use commercially reasonable efforts to cause each director and officer of the Issuer to vote their shares of Common Stock for, the approval of the Amendment to the Articles.

            Pursuant to the Voting Agreement, the Issuer and its board of director are required to include the VantagePoint Nominee as part of the slate of director nominees proposed by the board of directors at the 2010 Annual Meeting, unless the board of directors, acting reasonably, does not approve such VantagePoint Nominee, in which case the board of directors shall nominate such other person put forth by the VantagePoint Funds.

           Subject to certain limitations and qualifications set forth in the Voting Agreement, the VantagePoint Funds agreed that at least one of the three directors nominated by the holders of Series A Preferred Stock would be a Canadian resident.

          The Voting Agreement further provides that the parties thereto mutually release each other from claims arising from the Issuer’s nomination of six directors elected by the shareholders at the March 2009 shareholder meeting and at the 2009 annual general meeting of shareholders as proposed by the Issuer in its proxy circular dated August 19, 2009.

    A copy of the Voting Agreement is filed as Exhibit 99.5 hereto and is incorporated herein by reference into this Item 4 as if set out herein in full. The foregoing summary of the Voting Agreement is qualified by reference to the full text thereof.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

The disclosure in Item 4 of the Schedule 13D relating to the Voting Agreement is incorporated herein by reference thereto.

Item 7.     Material to be filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following in appropriate numerical order at the end of that section:

            Exhibit 99.5             Voting Agreement, by and among BakBone Software Incorporated, VantagePoint Venture Partners
                                             IV(Q) L.P., VantagePoint Venture Partners Principals Fund IV, L.P. and VantagePoint Venture
                                             Partners IV, L.P., dated September 22, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 22, 2009
VantagePoint Venture Partners IV (Q), L.P.
By: VantagePoint Venture Associates IV, L.L.C.,
Its General Partner
	By:	/s/ Alan E. Salzman
	Name:	Alan E. Salzman
Title: Managing Member

VantagePoint Venture Partners IV, L.P.
By: VantagePoint Venture Associates IV, L.L.C.,
Its General Partner
	By:	/s/ Alan E. Salzman
	Name:	Alan E. Salzman
Title: Managing Member

VantagePoint Venture Partners IV Principals Fund, L.P.
By: VantagePoint Venture Associates IV, L.L.C.,
Its General Partner
	By:	/s/ Alan E. Salzman
	Name:	Alan E. Salzman
Title: Managing Member

VantagePoint Venture Associates IV, L.L.C
	By:	/s/ Alan E. Salzman
	Name:	Alan E. Salzman
Title: Managing Member
/s/ James D. Marver
James D. Marver
/s/ Alan E. Salzman
Alan E. Salzman